

May 3, 2013

Via E-mail
Mr. Paal Kibsgaard
Director and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, Texas 77056

> **Re:** **Schlumberger N.V. (Schlumberger Limited)**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed January 31, 2013**
> **Form 8-K**
> **Filed March 18, 2013**
> **File No. 1-04601**

Dear Mr. Kibsgaard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.   We note that during the question and answer portion of your April 19, 2013 earnings podcast for the period ended March 31, 2013, you discuss arrangements where you appear to take control of operation and decision making with respect to development of certain oil and gas fields. Moreover, you appear to be risking the value of your products and services rendered in expectation of the rewards of incremental production. Please describe to us, in reasonable detail, the nature and material terms of these arrangements and how you how account for them. As part of your response, provide reference to the specific authoritative literature that supports your accounting.

Risk Factors, page 7

2.   On page 4, you disclose that your well services include pressure pumping, well cementing, and stimulation operations, as well as intervention activities. With regard to your pressure pumping operations, you disclose in the risk factor entitled "Demand for our products and services could be reduced" that some international, national, and state governments have adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on the extraction of shale gas or oil using hydraulic fracturing. You disclose that such legislation could lead to operational delays and increased costs and reduce demand for your pressure pumping services. In light of this legislation, and the increasingly stringent laws and regulations relating to environmental protection you cite in "Environmental compliance costs and liabilities could reduce our earnings," please disclose, if material, any operational and/or financial risks and liabilities stemming from your provision of hydraulic fracturing services.

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks…, page 8

3.   You disclose that you are subject to risks associated with your operations in countries including Iran, Syria, North Sudan and Cuba, and you provide additional information about your operations in Iran. As you know, Iran, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us about your contacts with Syria, Sudan and Cuba since your letter to us dated June 22, 2010, including contacts relating to the business acquired from Smith International, Inc.   In this regard, we note the disclosure in your press release dated April 20, 2012 filed with us on a Form 8-K dated April 20, 2012 that 2012 first quarter revenues in the Middle East and Asia area decreased in part because of the shutdown of operations in Syria and Sudan. Please tell us about the status of these shutdowns and describe any remaining business you have in these countries.

In addition, please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan or Cuba since your prior letter, whether through subsidiaries, clients, affiliates, or other direct or indirect arrangements. We note, in this regard, a recent news article reporting a meeting between one of your officers and oil ministry officials from Sudan, in which the parties discussed enhancing your activities in Sudan.

Your response should describe any services, products, equipment, components or technology you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

4.   Please update us on the status of the administrative subpoena related to your operations in these countries.

5.   Please discuss the materiality of your contacts with Syria, Sudan and Cuba and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

6.   Please tell us about the impact of Executive Order 13582 dated August 17, 2011 on your business in Syria.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Cash Flow, page 24

7.   We note that your capital expenditures have increased materially for all periods presented. However, your capital expenditures are anticipated to drop substantially in 2013. Such a decision to spend significantly less on plant and equipment than you have historically may result in long-term effects that should be disclosed, if material. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, which can be located on our website at: http://www.sec.gov/rules/interp/33-8350.htm and disclose any long-term effects that may result from this change.

Form 8-K filed March 18, 2013

Exhibit 99.1

8.   We note your disclosure that you are temporarily reducing activity in Venezuela due to your previously highlighted collection issues and that you have decided to only recognize revenue in line with collections in the first quarter. Please provide us a quantitative analysis as of your most recent year end of your aged receivables and allowance for doubtful accounts related to your operations in Venezuela. Separately, please explain to us how your policy of recognizing revenue in line with collections will be applied. As part of your response, explain whether this policy will apply only to revenue earned in the first quarter, or whether it will impact revenue from earlier periods. Additionally, explain resulting revenue recognition model is consistent with US GAAP. Provide reference to the authoritative literature that supports your accounting.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Timothy S. Levenberg at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director